UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

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Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile, March 06, 2014 – Sociedad Química y Minera de Chile S.A. (SQM), informs that on March 06, 2014 it held its fourth quarter 2013 earnings conference call. The following items were discussed by executive management as part of the conference call:

On Tuesday evening, we posted our results for 2013. Earnings for this period reached $467.1 million, a decrease from $649.2 million reported for the same period last year. Revenues totaled US$2.2 billion, a decrease of 9.3% compared to US$2.4 billion reported during the 2012.

These lower results for 2013 reflect the difficult conditions which surrounded our main business lines throughout the year. Generally speaking, increased volumes in the potassium chloride business line helped us to partially offset lower prices seen during the year; prices fell about 15% year on year. Our margins, as anticipated, were impacted. Our SPN business line fared relatively well during 2013. Volumes increased, and even though prices are not directly related to potassium chloride prices, prices fell just in light of potassium chloride market conditions. We look forward to higher volumes in both business lines during 2014.

We are aware that there has been a lot of interest surrounding the iodine and lithium markets in recent months. Following the positive trends during the past several years, we saw demand growth in both the world lithium and world iodine markets during 2013. However, new supply of iodine, in excess of market growth, has been added by existing competitors; this ultimately had a negative impact on our sales volumes in this business lines during 2013 when compared to 2012. We believe that our market share was below 30% in the iodine market in 2014. Continuing with iodine, we did see lower prices, as anticipated, during the first months of 2014. In December we announced that we could see prices fall 5-15% during the first quarter, at this point we believe we are on the lower side of this range (closer to 15%). We will likely continue to face challenges considering the uncertainty related to the production and sales volumes of our competitors in this market throughout the year. We are confident in our long-term position in the iodine market as the largest producer with significant cost advantages, and although volumes may be lower in 2014, they could increase in 2015. We will protect our market share in the long term. Our company goal is to have a market share in the range of 30-33%, but we are always evaluating different strategies, and this could vary during certain years.

In the lithium market, we expect market growth between 8-10% in 2014. We continue to be the world’s largest and lowest cost producer, but will assess new supply and its potential impact on the market in the short term. Our strategy is to focus on production in Chile, as we believe the Salar de Atacama the lowest cost location to produce lithium. As of today, we have used approximately 50% of the allowances permitted by CCHEN, under our lease agreement with Corfo.

In industrial chemicals, we saw sales volumes and revenue significantly lower than in 2012. This was in line with our expectations, as solar salt sales reached approximately 70,000 metric tons in 2013, compared to 170,000 in 2012. On a positive note, we see increased interest in the market, and are currently negotiating contracts for 2015 and 2016. We remain confident in the long-term prospects in the solar salt market.

In recent months, we have made significant efforts to reduce costs. We expect to see a reduction in $50 million during 2014, although some could be recognized in 2015.

Our capital expenditures in 2013 reached US$371.7 million, which were below our estimate of US$400 million. In 2014, it is anticipated that our capex will be close to US$150 million. During 2014, we will benefit from recent investments, specifically investments made to increase production of potassium based fertilizers from the Salar de Atacama. We will keep our plans to expand iodine and lithium in the pipeline, and will move forward with them after careful review of market conditions and approval from the Board.

I will close by saying that 2014 will be a transitional year for SQM, but as I mentioned in the press release, we are well-positioned to move quickly to meet any changes in market demand and market dynamics in all of the main businesses in which we sell. Rest assured, we will act on what we believe to be in the best interest for the long-term of the Company, and remain focused on maximizing margins and shareholder value. Any strategic decisions will reflect these goals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: March 06, 2014

By: Ricardo Ramos

CFO & Vice-President of Development

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